UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

157131103

(CUSIP Number)

Kenneth L. Harris

c/o Cesca Therapeutics Inc.

2711 Citrus Road

Rancho Cordova, CA 95742

(916) 858-5100

And

Joel M. Bernstein

McDermott Will & Emery LLP

2049 Century Park East, 38th Floor

Los Angeles, CA 90067-3218

(310) 277-4110

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103

1.	Names of Reporting Persons.
Kenneth L. Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 4,547,102 *
Shares	8.	Shared Voting Power 0
Beneficially by	9.	Sole Dispositive Power 4,547,102
Owned by Each	10.	Shared Dispositive Power 0
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,547,102*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IN

* Does not include 50,000 shares of restricted stock of the Issuer held by the Reporting Person.

CUSIP No. 157131103

1.	Names of Reporting Persons.
Mitchel Sivilotti
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Canada
Number of	7.	Sole Voting Power 4,617,231*
Shares	8.	Shared Voting Power 0
Beneficially by	9.	Sole Dispositive Power 4,617,231
Owned by Each	10.	Shared Dispositive Power 0
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,617,231*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IN

* Does not include 50,000 shares of restricted stock of the Issuer held by the Reporting Person.

CUSIP No. 157131103

1.	Names of Reporting Persons.
EMR Vermoegensverwaltung GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Germany
Number of	7.	Sole Voting Power 0
Shares	8.	Shared Voting Power 526,163
Beneficially by	9.	Sole Dispositive Power 0
Owned by Each	10.	Shared Dispositive Power 526,163
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 157131103

1.	Names of Reporting Persons.
Michael Rhein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Germany
Number of	7.	Sole Voting Power 0
Shares	8.	Shared Voting Power 526,163
Beneficially by	9.	Sole Dispositive Power 0
Owned by Each	10.	Shared Dispositive Power 526,163
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 157131103

1.	Names of Reporting Persons.
AsGe Vermoegensverwaltung GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Germany
Number of	7.	Sole Voting Power 0
Shares	8.	Shared Voting Power 1,251,967*
Beneficially by	9.	Sole Dispositive Power 0
Owned by Each	10.	Shared Dispositive Power 1,251,967*
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,967*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) OO

* Does not include 55,000 Shares held by the directors of the Reporting Person.

CUSIP No. 157131103

1.	Names of Reporting Persons.
Gernot Rehra
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Germany
Number of	7.	Sole Voting Power 15,000
Shares	8.	Shared Voting Power 1,251,967
Beneficially by	9.	Sole Dispositive Power 15,000
Owned by Each	10.	Shared Dispositive Power 1,251,967*
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,967*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) IN

* Does not include 40,000 Shares held by the spouse of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 157131103

1.	Names of Reporting Persons.
Gary R. Cohan, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 554,901
Shares	8.	Shared Voting Power 0
Beneficially by	9.	Sole Dispositive Power 554,901
Owned by Each	10.	Shared Dispositive Power 0
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D is being filed as Amendment No. 1 to the statements on Schedule 13D filed by Kenneth L. Harris and Mitchel Sivilotti on February 28, 2014 in order to include additional Reporting Persons and make a joint declaration as to the Reporting Persons’ plans or proposals with respect to the Issuer.

Terms not otherwise defined herein are given the meanings set forth in the original Schedules 13Ds filed by Harris and Sivilotti. Except as otherwise set forth herein this Amendment No. 1 does not modify any of the information previously reported by Harris and Sivilotti.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value (the “Shares”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2.	Identity and Background. Information with respect to the Reporting Persons:

a.-c and f

Name	Business Address	Principal Occupation or Business	Citizenship/Jurisdiction of Formation
Kenneth L. Harris (“Harris”)	c/o Cesca Therapeutics Inc. 2711 Citrus Road Rancho Cordova, CA 95742	Director, President of the Issuer	USA
Mitchel Sivilotti (“Sivilotti”)	c/o Cesca Therapeutics Inc. 2711 Citrus Road Rancho Cordova, CA 95742	Chief Biologist of the Issuer	Canada
EMR Vermoegensverwaltung GmbH (“EMR”)	Stettiner Strasse 26 61348 Bad Homburg Germany	Private Portfolio Management	Germany
Michael Rhein (“Rhein”)	Stettiner Strasse 26 61348 Bad Homburg Germany	Asset Manager, Director of EMR	Germany
AsGe Vermoegensverwaltung GmbH (“AsGe”)	Hexentwiete 52a 22559 Hamburg Germany	Private Portfolio Management	Germany
Gernot Rehra (“Rehra”)	Hexentwiete 52a 22559 Hamburg Germany	Banker, Director of AsGe	Germany
Gary R. Cohan, M.D. (“Cohan”)	150 N. Robertson Blvd., Suite 115 Beverly Hills, CA 90211	Medical doctor	USA

Information regarding the other directors of EMR and AsGe is set forth in Appendix A.

d.	None of the Reporting Persons nor any of the persons named in Appendix A has, within the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	None of the Reporting Persons nor any of the persons named in Appendix A has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Rhein and Rehra, the respective founders of EMR and AsGe acquired shares of TotipotentRX with personal funds in private transactions and transferred those shares to EMR and AsGe prior to the Merger, when they were exchanged for Shares. Cohan also acquired shares of TotipotentRX with personal funds in private placements prior to the Merger.

Information regarding the acquisitions by Harris and Sivilotti is contained in the original statements on Schedule 13D filed by each of them.

Item 4.	Purpose of the Transaction.

The reporting Persons believe that opportunities exist, within the control of the Issuer’s management and the Board of directors to take actions that would create significant value for the benefit of all stockholders.

The Reporting Persons were the controlling stockholders of TotipotentRX and received their Shares in connection with the February 18, 2014 Merger of TotipotentRX with and into ThermoGenesis Corp. to form the Issuer. Pursuant to the Merger Agreement, TotipotentRX had the right to select two nominees to the Issuer’s Board of Directors. Harris was designated as one of those directors, effective as of the closing date of the Merger. On October 26, 2014, Rhein, was designated to serve as the second director to which the TotipotentRX shareholders were entitled and information concerning his credentials and background was provided to the Issuer. The reporting Persons believe that Rhein is uniquely qualified to serve as a director of the Issuer given his familiarity with the Issuer and his extensive experience in capital markets, including as a managing director of Deutsche BankAG from 1996 to 2012.

October 23 and 24, 2014, Harris met in executive session with the independent directors of the Issuer to discuss concerns that the Reporting Persons have with the progress of integration of the two companies since the Merger and the financial performance of the Issuer.

The Reporting Persons intend to closely monitor developments at the Issuer and any efforts by the Issuer to reduce their rights as stockholders and intend to continue their engagement in discussions with the Issuer, including discussion with members of management and the Board of Directors, as well as other stockholders and interested parties. The Reporting Persons may make recommendations regarding corporate strategy, capital allocation, financial performance and recommendations with respect to the composition of the Board of Directors. The Reporting Persons reserve the right, to identify and nominate such qualified candidate(s) to the Issuer’s Board of Directors, as may be deemed appropriate now or in the future.

The Reporting Persons, subject to and depending upon availability of prices they deem favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of the Shares held by them, upon expiration of any applicable lockups, in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above or such as would occur upon or in connection with completion of, or following any of the changes discussed herein, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported as beneficially owned by each Reporting Person is based on 40,268,321 Shares outstanding, as of September 29, 2014, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 29, 2014. The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Harris	4,547,102*	11.3%
Sivilotti	4,617,231*	11.5%
EMR	526,163	1.3%
Rhein	526,123	1.3%
AsGe	1,251,967**	3.1%
Rehra	1,266,967**	3.1%
Cohan	554,901	1.4%
TOTAL	11,512,364	28.6%

* Does not include 50,000 shares of restricted stock held by each of Harris and Sivilotti.

** Does not include a total of 40,000 Shares held by the spouse of Rehra (see Appendix A).

(b) The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Power of Disposition	Shared Power of Disposition
Harris	4,547,102*	0	4,547,102*	0
Sivilotti	4,617,231*	0	4,617,231*	0

EMR	0	526,163	0	526,163
Rhein	0	526,163	0	526,163
AsGe	0	1,251,967**	0	1,251,967**
Rehra	15,000	1,251,967**	15,000	1,251,967**
Cohan	554,901	0	554,901	0

(c)	None of the Reporting Persons has purchased or sold any Shares within the last sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to the terms of the Joint Filing Agreement attached hereto as Exhibit 1 the Reporting Persons have agreed to file this Schedule 13D jointly. They have also informally agreed to vote their shares together in furtherance of their common interests as stockholders.

Except as disclosed in Items 4 and 6, the Reporting Persons have no other contracts, arrangements, understandings or relationship with respect to securities of Issuer.

Item 7.	Materials to be Filed as Exhibits.

1. Joint Filing Agreement dated October 26, 2014.

2. Power of Attorney dated October 26, 2014.

3. Press release dated October 27, 2014.

CUSIP No.: 157141103	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

/s/Kenneth L. Harris

Kenneth L. Harris

/s/ Mitchel Sivilotti

Mitchel Sivilotti

EMR Vermoegensverwaltung GmbH

By: /s/Michael Rhein

Name: Michael Rhein

Title: Director

/s/Michael Rhein

Michael Rhein

AsGe Vermoegensverwaltung GmbH

By: /s/ Gernot Rehra

Name: Gernot Rehra

Title: Director

/s/Gernot Rehra

Gernot Rehra

/s/ Gary R. Cohan

Gary R. Cohan, M.D.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Cesca Therapeutics Inc. and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements. So long as this Joint Filing Agreement is in effect, each of the undersigned shall provide written notice to Kenneth L. Harris within 24 hours of any purchase or sale of shares of Cesca Therapuetics Inc. by them. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

EXECUTED this 26th day of October, 2014.

/s/Kenneth L. Harris

Kenneth L. Harris

/s/ Mitchel Sivilotti

Mitchel Sivilotti

EMR Vermoegensverwaltung GmbH

By: /s/Michael Rhein

Name: Michael Rhein

Title: Director

/s/Michael Rhein

Michael Rhein

AsGe Vermoegensverwaltung GmbH

By: /s/ Gernot Rehra

Name: Gernot Rehra

Title: Director

/s/Gernot Rehra

Gernot Rehra

/s/ Gary R. Cohan

Gary R. Cohan, M.D.

EXHIBIT 2

POWER OF ATTORNEY

The undersigned constitutes and appoints Kenneth L. Harris, Joel M. Bernstein and Anne G. Plimpton, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Cesca Therapeutics Inc. (the “Company”) on Schedule 13D as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, as well as any documents required by Section 14 of such Act and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Sections 13, 14 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

EXECUTED this 26th day of October, 2014.

/s/ Kenneth L. Harris

Kenneth L. Harris

/s/ Mitchel Sivilotti

Mitchel Sivilotti

EMR Vermoegensverwaltung GmbH

By: /s/Michael Rhein

Name: Michael Rhein

Title: Director

/s/Michael Rhein

Michael Rhein

AsGe Vermoegensverwaltung GmbH

By: /s/ Gernot Rehra

Name: Gernot Rehra

Title: Director

/s/Gernot Rehra

Gernot Rehra

/s/ Gary R. Cohan

Gary R. Cohan, M.D

Appendix A

Officers and Directors

EMR Vermoegensverwaltung GmbH:

Name and Position	Business Address	Primary Occupation	Citizenship	Number of Shares Personally Held
Michael Rhein, Director	Stettiner Strasse 26 61348 Bad Homburg Germany	Asset Manager	Germany	0
Elisabeth Neubauer-Rhein, Director	Stettiner Strasse 26 61348 Bad Homburg Germany	Merchant	Austria	0

AsGe Vermoegensverwaltung GmbH:

Name and Position	Business Address	Primary Occupation	Citizenship	Number of Shares Personally Held
Gernot Rehra, Director	Hexentwiete 52a 22559 Hamburg Germany	Banker	Germany	15,000*
Astrid Rehra, Director	Hexentwiete 52a 22559 Hamburg Germany	Financial Analyst	Germany	40,000*

*Represent additional Shares that may be voted by the directors of AsGe; such Shares are not included in the beneficial ownership of AsGe.

EXHIBIT 3

The Blaine Group, Inc.

A Total Communications Agency

8665 Wilshire Blvd., Suite #301, Beverly Hills, CA 90211

310/360-1499 · 310/360-1498 FAX · E-mail: devon@blainegroupinc.com

FOR IMMEDIATE RELEASE: October 27, 2014

FOR FURTHER INFORMATION, CONTACT: Devon Blaine/John Charnay

The Blaine Group

310/360-1499

310/360-1498 (FAX)

devon@blainegroupinc.com

CESCA THERAPEUTICS SHAREHOLDERS REPORTING GROUP FILE 13D

Rancho Cordova, CA … A Schedule 13D has been filed with the U.S. Securities and Exchange Commission on behalf of a group of shareholders in Cesca Therapeutics , a company formed by the merger earlier this year of leading cell-therapy device-maker ThermoGenesis Corp. and regenerative medicine clinical therapy company TotipotentRX, engaged in the research, development, and commercialization of point-of-care cell-based therapeutics for use in multiple chronic medical illnesses, including critical limb ischemia and acute myocardial infarction.

The  group is comprised of seven parties, many of whom had strong ties to TotipotentRX, including leaders of its innovative product development and capital finance teams: Cesca Therapeutics President and Director Kenneth L. Harris, Cesca Therapeutics Chief Biologist Mitchel Sivilotti, EMR Vermoegensverwaltung GmbH, Michael Rhein, AsGe Vermoegensverwaltung GmbH, Gernot Rehra, and Gary R. Cohan, M.D. The group, which owns 11,512,364 shares in Cesca (28.6% of the company’s outstanding shares), was formed to better leverage the company’s opportunities for vertical integration of cell-therapy-based point-of-care treatments in the commercial cell-therapy market.

Cesca Therapeutics remains committed to optimizing the integration of the two companies since their merger in February 2014, improving capital management, enhancing Cesca’s cell-therapy market differentiators and bringing these high-value structural advantages to the bottom line for the benefit of all stockholders. The reporting group supports the appointment of Mr. Michael Rhein, a 30-year veteran and a managing director of Deutsche Bank AG from 1996 to 2012, to serve on the Cesca Board of Directors consistent with the merger agreement.

A focus on prudent capital management, including optimization of its cord blood business is essential for Cesca Therapeutics as it prepares to enter the exciting late stage development of its Critical Limb Ischemia Therapy.

The reporting group looks forward to the annual meeting of shareholders in December 2014.

Ken Harris, President and Director of Cesca Therapeutics and a member of the reporting group, remarks "Cesca Therapeutics’ autologous stem cell-based therapies, research and development programs, medical and diagnostic devices, and cell manufacturing are designed to benefit patients, physicians and the community at large. We look forward to guiding the merged company as Cesca moves forward toward a seamless integration of its multiple platforms, research, development, treatment and marketing arms.”

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